INSTRUCTIONS FOR PREPARATION OF STANDARD PROXIES

This sample proxy is provided for informational purposes. It is the issuer’s responsibility to ensure that their proxy contains the information required by applicable regulations and securities laws. Pacific Corporate Trust Company will not accept responsibility for any deficiencies in the wording or content of this sample proxy.

1.

Once you have selected and downloaded this document from our website, you will be viewing it with your web browser. In order to open the document in MS WORD, select “File” and “Save As”. Save the file with the name of your choice in the location of your choice. Then reopen the document using MS WORD.

2.

Because of the landscape format of the proxy, page 1 of the form (currently page 2 of this document) has been set up as two columns with a column break inserted above the address box on the left. Click on “VIEW” and select “PRINT LAYOUT” to view the proxy in column format. To view all of the formatting codes within the proxy on the screen, click on ¶ on the main toolbar. Note that you can select “File” and “Print Preview” at any time to see how your document will look once it is printed.

3.

This document is currently protected from making changes, except for the meeting information form fields at the top left on page 1 of the form (type of meeting, issuer name, date, time and location). To customize each of these form fields now, use the TAB key or your mouse to move between them and enter the information specific to the applicable meeting.

4.

Now unprotect the document to make any remaining changes and to customize the resolutions table for this meeting. To do this, select “TOOLS” and “UNPROTECT DOCUMENT”. BC Companies using this proxy for an Annual meeting may combine resolution numbers 2 and 3. IMPORTANT: The remaining wording on the left side of this form and the reverse of the form is standard and should not be changed. Also, the address box on the front page, at the bottom left side must remain in this exact position and at this exact size. This box is used by the mailing house to print the holder’s name, address and electronic voting codes directly onto the form, so that it will be visible when inserted into a 9” x 12” window envelope along with the accompanying meeting materials. If you need to make extensive changes to the form, please ensure that this required box is not deleted, moved or resized.

5.

The Resolutions have been prepared in a TABLE FORMAT and inserted into the right column. Please leave them in TABLE FORMAT as it allows for smooth and unaltered conversion into PDF format prior to SEDAR filing. Automatic Paragraph Numbering (“FORMAT”, then “BULLETS AND NUMBERING”) has also been used so if you wish to amend a resolution, go to the text of the resolution and make your changes. If you wish to insert an entirely new resolution using the mouse, place the cursor at the beginning of the row below which you wish to insert a new resolution, click on “TABLE”, select “INSERT” and then “ROWS BELOW”. The new row will be automatically numbered with the next consecutive number, and the existing rows being automatically re-numbered. You may then type in your new resolution.

6.	“N/A” must be inserted in either the “Against” or “Withhold” column, whichever option is not allowed for the applicable resolution.

7.	Delete any unneeded sample resolutions left on the proxy. If there are more than 22 resolutions for this meeting, add new resolutions after #22 by hitting the TAB key from the WITHHOLD column of #22.

8.

PAGE 2 of this proxy is also set up in LANDSCAPE, but without columns. The wording is standard and should not be changed except for the voting methods, at the bottom of this page if necessary (e.g., the Telephone and Internet voting methods should be deleted if security holders are not being given these options).

9.	Print and delete this instruction page before printing your proxies.

10.	Save your changes when you are satisfied with them.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
DEVONSHIRE RESOURCES LTD.
TO BE HELD AT 10TH FLOOR – 595 HOWE STREET,
VANCOUVER, BRITISH COLUMBIA,
ON MONDAY, DECEMBER 31, 2007, AT 9:00 A.M. (VANCOUVER TIME)

I/We being holder(s) of the Company hereby appoint:

TIMOTHY CROWHURST, a Director of the Company, or failing this person, GEORGE CAVEY, a Director of the Company, or in the place of the foregoing, (print the name) __________________________________, as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ____________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of James Stafford, Chartered Accountants, as auditor of the Company		N/A
2. To authorize the Directors to fix the auditor’s remuneration			N/A
3. To determine the number of Directors at three			N/A
4. To elect as Director, Timothy Crowhurst		N/A
5. To elect as Director, George Cavey		N/A
6. To elect as Director, William Schmidt		N/A
7. To approve and ratify the Company's currently implemented Stock Option Plan			N/A
8. To transact such other business as may properly come before the Meeting.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b)

appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.

To be represented at the Meeting, proxies submitted must be received no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683).
Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.OUR PROXY BY

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.